October 12, 2007

Via Federal Express
Sonia Barros, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 6010

Re:	Baywood International, Inc.
Registration Statement on Form SB-2
Filed July 23, 2007
File No. 333-144792

Dear Ms. Barros:

Reference is made to your letter dated August 10, 2007, regarding the above-referenced filing.  Below, we have listed the comments contained in your letter, with our responses to the comments immediately following your comment.  To help expedite your review, enclosed herewith please find two (2) copies of our amended Form SB-2, including the exhibits thereto, that have been marked to reflect the changes to the initial filing.  Capitalized terms used but not defined herein have the meanings assigned to them in the amended Form SB-2.

Dollar value of underlying securities

1.
Please provide the total dollar value of the securities underlying the convertible preferred that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred).

Response:  The Form SB-2 has been revised to provide the total dollar value of the securities underlying the Convertible Preferred Stock.  Please see “The Offering” on page 9 of the amended Form SB-2.

Payments to the investor and affiliates

2.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any dividend payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.

Sonia Barros, Esq.

October 12, 2007

Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible preferred and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible preferred.

Response: The Form SB-2 has been revised to provide for the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the 2007 Private Placement and the sale of the 10% Notes and the 12% Bridge Note that the Company has made or may be required to make to any Selling Securityholder or any person with whom any Selling Securityholder has a contractual relationship with regarding the transactions.

The Form SB-2 has been revised to provide for the aggregate proceeds to the Company from the sale of the Convertible Preferred Stock, the 10% Notes and the 12% Bridge Note and the total possible payments which may be made to the Selling Securityholders and their affiliates during the one year period following the Initial Closing.

Please see “Additional Information – Payments to Selling Securityholders and Affiliates” on page 77 of the amended Form SB-2.

Potential profits on conversion

3.	Please provide tabular disclosure of:

•
the total possible profit the selling share holder could realize as a result of the conversion discount for the securities underlying the convertible preferred, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible preferred on the date of the sale of the convertible preferred;

Sonia Barros, Esq.

October 12, 2007

•	the conversion price per share of the underlying securities on the date of the sale of the convertible preferred, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible preferred; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible preferred (assuming no dividend payments and complete conversion throughout the term of the preferred);

•
the combined market price of the total number of shares underlying the convertible preferred, calculated by using the market price per share on the date of the sale of the convertible preferred and the total possible shares underlying the convertible preferred;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred calculated by using the conversion price on the date of the sale of the convertible preferred and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible preferred, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred from the combined market price of the total number of shares underlying the convertible preferred on that date.

If there are provisions in the convertible preferred that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Sonia Barros, Esq.

October 12, 2007

Response: The Form SB-2 has been revised to provide for the total profit the Selling Securityholders and their affiliates could realize as a result of the conversion of their Convertible Preferred Stock, based on the difference between the market price of the underlying common stock on the date of sale of the Convertible Preferred Stock and the conversion price of the Convertible Preferred Stock.  Please see “Additional Information – Potential Profits on Conversion of Convertible Preferred Stock” on page 77 of the amended Form SB-2.

Total potential profit from other securities

4.	Please provide tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that security and the total possible shares to be received;

Sonia Barros, Esq.

October 12, 2007

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: The Form SB-2 has been revised to provide for the total profit the Selling Securityholders and their affiliates could realize as a result of the exercise of any options or warrants or the conversion of any other convertible securities (excluding the Convertible Preferred Stock) that they hold, based upon the difference between the market price of the underlying securities on the date of the sale of the option, warrant or other convertible securities and the exercise or conversion price of the options, warrants or other convertible securities.  Please see “Additional Information – Potential Profits on Conversion or Exercise of Other Securities” on page 78 of the amended Form SB-2.

Comparison of issuer proceeds to potential investor profit

5.	Please provide tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible preferred transaction

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 3 and 4.

Further, please provide – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible preferred as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible preferred, as well as the amount of that resulting percentage averaged over the term of the convertible preferred.

Sonia Barros, Esq.

October 12, 2007

Response: The Form SB-2 has been revised to provide for a comparison of the net proceeds received by the Company from the transactions which raised for the financing for the Acquisition, including the 2007 Private Placement, the sale of the 10% Notes and the 12% Bridge Note and the Bank Financing, to the potential profit to the Selling Securityholders and their affiliates.  Please see “Additional Information – Comparison of Issuer Proceeds to Potential Investor Profits” on page 79 of the amended Form SB-2.

Prior transactions between the issuer and the selling shareholders

6.
Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

Sonia Barros, Esq.

October 12, 2007

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:  The Form SB-2 has been revised to include all prior securities transactions between the Company and any Selling Securityholder, any affiliate of any Selling Securityholder or any person with whom any Selling Securityholder has a contractual relationship regarding the transactions.  Please see “Additional Information – Prior Transactions between Issuer and Selling Securityholders” on page 80 of the amended Form SB-2.

Comparison of registered shares to outstanding shares

7.	Please provide tabular disclosure comparing:

•
The number of shares outstanding prior to the convertible preferred transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholders;

•	The number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
The number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	The number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholder; and

•	The number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response: The Form SB-2 has been revised to provide for a comparison of the number of shares held by persons other than the Selling Securityholders and their affiliates to the number of shares registered for resale on behalf of the Selling Securityholders or their affiliates in the current transaction.  The Company has not filed any previous registration statements. Please see “Additional Information – Comparison of Registered Shares to Outstanding Shares” on page 79 of the amended Form SB-2.

Sonia Barros, Esq.

October 12, 2007

The issuer’s intention and ability to make all payments and the presence or absence of short selling by the selling shareholders

8.	Please provide the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible preferred transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred transaction, before the filing or after the filing of the registration statement, etc.).

Response: The Form SB-2 has been revised to state that the Company intends to pay all dividends when due on its Convertible Preferred Stock and believes it will have the ability to do so. Please see “Dividend Policy” on page 26 of the amended Form SB-2.

The Form SB-2 has been revised to state that the Company does not believe that any Selling Securityholder has an existing short position in the Company’s common stock.  This information is based on responses received by the Company to questionnaires sent by the Company to the Selling Securityholders.

Sonia Barros, Esq.

October 12, 2007

Relationships between the issuer and selling shareholders

9.	Please provide:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer ( or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction ( or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction ( or any predecessors of those persons)

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: The Form SB-2 has been revised to include a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the Company and the Selling Securityholders, their affiliates or any person with whom any Selling Securityholder has a contractual relationship regarding the transaction.  Please see “Certain Relationships and Related Transactions” on page 61 of the amended Form SB-2.  Certain of the loans made to the Company by Karl Rullich were evidenced by promissory notes that the Company cannot locate.  Copies of all other relevant documents have been attached as exhibits to the amended Form SB-2.

The method by which the number of registered shares was determined

10.
Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Response: The number of shares of the Company’s common stock shown in the table beginning on page 68 of the amended Form SB-2 as being offered by the Selling Securityholders do not include 40,360,824 additional shares resulting from registration of 120% of the number of shares issuable upon the conversion of their Convertible Preferred Stock and upon the exercise of their Warrants, which, the Company estimates, may become issuable upon the application of provisions for weighted-average anti-dilution contained in the Convertible Preferred Stock and Warrants.

Sonia Barros, Esq.

October 12, 2007

Information regarding institutional selling shareholders

11.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response: The names of the natural person(s) who exercise the sole or shared voting/dispositive powers with respect to the shares to be offered by such Selling Securityholder have been provided in the footnotes to the table beginning on page 68 of the amended Form SB-2.

Financial Statements

12.	Please include the financial statements required by Item 310 of Regulation S-B.

Response: The Form SB-2 has been revised to include the financial statements required by Item 310 of Regulation S-B.

Cover Page

13.
We note that there is no existing market for the convertible preferred stock and warrants that you are registering for resale.  You must set an initial price for the sale of these securities.  Please revise the cover page of the prospectus to state that “The selling shareholders will sell the Convertible Preferred Stock at a price of $x.xx (or a range) per share and the Warrants at a price of $x.xx (or an range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

Response: The cover page of the amended Form SB-2 has been revised to state the following: “The Company estimates that the Selling Securityholders will sell the Convertible Preferred Stock at a range of $8.00 to $10.00 per share, and will sell the Warrants at a range of $0.01 to $0.02 per Warrant, until our Preferred Shares and Warrants are quoted on the OTCBB, and thereafter at prevailing market prices or privately negotiated prices.”

Sonia Barros, Esq.

October 12, 2007

If you require any additional information or clarification on any of our responses to your comments, please contact me.

Very truly yours,

Baywood International, Inc.

By:	/s/ Neil Reithinger
Neil Reithinger, President &
Chief Executive Officer

cc: David I. Schaffer, Esq.